

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

30th April 2003


MAIL
RECEIVED
PROCESSING
MAY 12 2003
SECTION

Securities and Exchange Commission
Office of the International Corporate Finance
Division of Corpora
450 Fifth Street, N.
Washington D.C. 2
USA


03050872

SUPPL

Dear Sirs

Mandarin Oriental International Limited ("MOIL")

We attach for your information a copy of a notification dated 30th April 2003 in respect of MOIL which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED


PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Neil M McNamara
pp Group Corporate Secretary

RNS | The company news service from the London Stock Exchange



Full Text Announcement

Next ▸ Other Announcements from this Company ▾ Send to a Friend

Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Issue of Equity
Released	10:13 30 Apr 2003
Number	5509K

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-295

MANDARIN ORIENTAL INTERNATIONAL LIMITED

ISSUE OF EQUITY

On 30th April 2003, Mandarin Oriental International Limited has allotted 100,000 new ordinary shares at a price of US$0.3470 per share pursuant to The Mandarin Oriental Employee Share Purchase Trust (1995).

The shares will be registered in the name of the Scheme Trustee, Mandarin Oriental Trustees Limited.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

30th April 2003

www.mandarinoriental.com

END



Next ▸